UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Registered Direct Offering

On December 12, 2025, Inspira Technologies Oxy B.H.N. Ltd., or the Company, entered into a definitive agreement, or the Purchase Agreement, with YA II PN, Ltd., or YA, providing for the issuance and sale, in a registered direct offering, of an aggregate of 1,565,217 ordinary shares, or the Ordinary Shares, at a purchase price of $1.15 per share. The offering is expected to result in gross proceeds to the Company of $1.8 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The Ordinary Shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289324), which was declared effective by the SEC on December 12, 2025.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Purchase Agreement provides for indemnification by the Company of YA for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

The closing of the offering is expected to occur on or about December 16, 2025.

This Report on Form 6-K, or Report, shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

A copy of the opinions of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the Ordinary Shares is attached as Exhibit 5.1 to this Report.

Standby Equity Purchase Agreement

On December 12, 2025, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA. Pursuant to the SEPA, the Company will be able to sell up to $25 million, or the Commitment Amount, of its Ordinary Shares, or the Shares, at the Company’s sole option, any time during the 36-month period following the execution date of the SEPA. Pursuant to the terms of the SEPA, any Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily VWAP (as defined in the SEPA) of the Shares during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice (as defined in the SEPA) to YA. Any sale of Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 4.99% of the Company’s Shares.

The Company is not obligated to utilize any of the $25 million available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the 36-month term will depend on the market price for the Shares and the number of Shares actually sold. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company also agreed to pay YA a commitment fee, or the Commitment Fee, equal to 2.00% of the Commitment Amount, payable in two tranches in the Company’s ordinary shares at a price per share equal to $1.15, and also agreed to pay to YA a structuring fee in the amount of $25,000, of which $15,000 has been paid prior to the date hereof.

Pursuant to the SEPA, the Company is required to register the Shares eligible to be sold pursuant to the SEPA. The Company agreed to prepare and file with the SEC a registration statement, or multiple registration statements for the Shares.

The Company intends to use the net proceeds from the sale of the Shares, if any, for working capital and general corporate purposes.

The Commitment Fee Shares are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the Commitment Fee Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The description of the SEPA set forth above is qualified in its entirety by reference to the SEPA, which is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

Press Release

On December 15, 2025, the Company issued a press release titled “Inspira Announces $1.8 Million Registered Direct Offering Priced At-The-Market and Additional Equity Financing Agreement to Support Ongoing Commercial Execution,” a copy of which is furnished as Exhibit 99.1 to this Report.

The Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration No. 333-259057, 333-277980, 333-285565 and 333-290162), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the registered direct offering, the expected use of proceeds from the offering and SEPA and the amount the Company will be able to sell under the SEPA. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit No.
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.).
10.1	Form of Securities Purchase Agreement.
10.2	Standby Equity Purchase Agreement, dated December 12, 2025.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
99.1	Press release issued by Inspira Technologies Oxy B.H.N. Ltd. dated December 15, 2025, titled “Inspira Announces $1.8 Million Registered Direct Offering Priced At-The-Market and Additional Equity Financing Agreement to Support Ongoing Commercial Execution.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: December 15, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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